UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

THE SMITH & WOLLENSKY RESTAURANT GROUP, INC.

(Name of Issuer)

The Smith & Wollensky Restaurant Group, Inc.

Alan N. Stillman

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

831758107

(CUSIP Number of Class of Securities)

Alan N. Stillman

Chairman and Chief Executive Officer

The Smith & Wollensky Restaurant Group, Inc.

880 Third Avenue

New York, NY 10022

(212) 838-2061

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Thomas E. Kruger, Esq.
Michael L. Zuppone, Esq.	Martin Neidell
Paul, Hastings, Janofsky & Walker LLP	Stroock & Stroock & Lavan LLP
75 East 55th Street	180 Maiden Lane
New York, NY 10022	New York, NY 10038
(212) 318-6000	(212) 806-5836

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$98,270,375.67	$3,016.90

*

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): The filing fee was determined based upon the sum of (A) 8,602,460 shares of Common Stock multiplied by $11.00 per share and (B) options to purchase 608,233 shares of Common Stock with exercise prices at or below $11.00 multiplied by $5.99 per share (which is the difference between $11.00 and the weighted average exercise price per share).

**	In accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00003070 by the sum of the preceding sentence.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,016.90

Form or Registration No.:  Schedule 14A

Filing Party: The Smith & Wollensky Restaurant Group, Inc.

Date Filed: May 15, 2007

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) The Smith & Wollensky Restaurant Group, Inc., a Delaware corporation (“SWRG”), the issuer of the common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction under a potential interpretation of Rule 13e-3 promulgated under the Exchange Act and (2) Alan N. Stillman, SWRG’s Chairman and Chief Executive Officer (together with SWRG, the “filing parties”).  The filing parties expressly disclaim any obligation to file this Transaction Statement.

Pursuant to an amended and restated agreement and plan of merger (the “merger agreement”), dated May 6, 2007, by and among Project Grill, LLC, a Delaware limited liability company (“Grill”), SWRG Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Grill (“Merger Sub”) and SWRG, Merger Sub will, subject to the terms and conditions of the merger agreement, merge with and into SWRG, with SWRG surviving (the “merger”), and SWRG will continue as a wholly owned subsidiary of Grill. If the merger is consummated, each share of Common Stock issued and outstanding as of the effective time of the merger will automatically be converted into the right to receive a cash payment equal to $11.00 per share without interest and subject to applicable withholding taxes.  The merger agreement also provides that, at the effective time of the merger, each outstanding option to purchase Common Stock under SWRG’s stock option plans immediately prior to the effective time of the merger, whether or not vested or exercisable, will be cancelled immediately prior to the effective time in exchange for the right to receive, for each share of Common Stock issuable upon exercise of such option, cash in the amount equal to the excess of $11.00 over the exercise price per share of such option, multiplied by the number of shares of Common Stock for which such option is exercisable (whether vested or unvested) immediately prior to the effective time of the merger.  The right of any holder of options to purchase Common Stock to receive consideration is subject to and will be reduced by the amount of any withholding required under applicable law.

Concurrently with the filing of this Transaction Statement, SWRG is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, relating to a special meeting of the stockholders of SWRG at which the stockholders of SWRG will consider and vote upon a proposal to adopt the merger agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13e-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

All information contained in this Transaction Statement concerning Alan N. Stillman has been provided by Alan N. Stillman and all information concerning SWRG has been provided by SWRG.  No filing party takes responsibility for the accuracy of any information not supplied by such filing party.

The filing of this Transaction Statement shall not be construed as an admission by Alan N. Stillman or by any affiliate of Alan N. Stillman that SWRG is “controlled” by Alan N. Stillman, or that Alan N. Stillman is an “affiliate” of SWRG within the meaning of Rule 13e-3 promulgated under Section 13(e) of the Exchange Act.

ITEM 1.                             SUMMARY TERM SHEET.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SUMMARY TERM SHEET”

•                  “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

ITEM 2.                             SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a)                                  Name and Address.  The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET — The Parties to the Merger” is incorporated herein by reference.

(b)                                 Securities.  The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING — Record Date and Share Ownership” is incorporated herein by reference.

(c)                                  Trading Market and Price.  The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION ABOUT SWRG — Trading Market and Price of SWRG’s Common Stock” is incorporated herein by reference.

(d)                                 Dividends.  The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION ABOUT SWRG — Dividends” is incorporated herein by reference.

(e)                                  Prior Public Offerings.  Not applicable.

(f)                                    Prior Stock Purchases.  The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN SHARES OF SWRG’S COMMON STOCK” is incorporated herein by reference.

ITEM 3.                             IDENTITY AND BACKGROUND OF FILING PERSON(S).

Regulation M-A Item 1003

(a)                                  Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SUMMARY TERM SHEET — The Parties to the Merger”

•                  “INFORMATION REGARDING MR. STILLMAN AND SWRG’S EXECUTIVE OFFICERS AND DIRECTORS”

(b)                                 Business and Background of Entities.  Not applicable.

(c)                                  Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the caption “INFORMATION REGARDING MR. STILLMAN AND SWRG’S EXECUTIVE OFFICERS AND DIRECTORS” is incorporated herein by reference.

ITEM 4.                             TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a)                                  Material Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — SWRG’S Reasons for the Merger”

•                  “SPECIAL FACTORS — Interests of SWRG’s Directors and Executive Officers in the Merger”

•                  “SPECIAL FACTORS — Certain Effects of the Merger”

•                  “SPECIAL FACTORS — Material United States Federal Income Tax Consequences”

•                  “THE MERGER AGREEMENT”

•                  “THE SPECIAL MEETING”

•                  Annex A — Amended and Restated Agreement and Plan of Merger

(c)                                  Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Interests of SWRG’s Directors and Executive Officers in the Merger”

•                  “SPECIAL FACTORS — Certain Effects of the Merger”

(d)                                 Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Appraisal Rights”

•                  Annex C — Section 262 of the Delaware General Corporation Law

(e)                                  Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)                                    Eligibility for Listing or Trading.  Not applicable.

ITEM 5.                             PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(a)                                  Transactions.  The information set forth in the Proxy Statement under the caption “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS” is incorporated herein by reference.

(b)                                 Significant Corporate Events.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — Voting Agreement

•                  “SPECIAL FACTORS — Amendment to License Agreement”

•                  “SPECIAL FACTORS — Interests of SWRG’s Directors and Executive Officers in the Merger — Stillman Transaction”

(c)                                  Negotiations or Contacts.  The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(e)                                  Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — Voting Agreement”

•                  “SPECIAL FACTORS — Interests of SWRG’s Directors and Executive Officers in the Merger”

•                  “SPECIAL FACTORS — Certain Effects of the Merger”

•                  “THE MERGER AGREEMENT”

ITEM 6.                             PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)                                 Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Certain Effects of the Merger”

•                  “THE MERGER AGREEMENT”

•                  Annex A — Amended and Restated Agreement and Plan of Merger

(c)                                  (1)-(8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — Recommendation of the Special Committee and our Board of Directors”

•                  “SPECIAL FACTORS — SWRG’s Reasons for the Merger”

•                  “SPECIAL FACTORS — Position of Mr. Stillman as to the Fairness of the Stillman Agreement, the Merger Agreement and the Merger”

•                  “SPECIAL FACTORS — Voting Agreement”

•                  “SPECIAL FACTORS — Amendment to License Agreement”

•                  “SPECIAL FACTORS — Interests of SWRG’s Directors and Executive Officers in the Merger — Stillman Transaction”

•                  “SPECIAL FACTORS — Certain Effects of the Merger”

ITEM 7.                             PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013

(a)                                  Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — Recommendation of the Special Committee and our Board of Directors”

•                  “SPECIAL FACTORS — SWRG’s Reasons for the Merger”

•                  “SPECIAL FACTORS — Position of Mr. Stillman as to the Fairness of the Stillman Agreement, the Merger Agreement and the Merger”

•                  “SPECIAL FACTORS — Opinion of TM Capital Corp.”

•                  “SPECIAL FACTORS — Interests of SWRG’s Directors and Executive Officers in the Merger — Stillman Transaction”

•                  “SPECIAL FACTORS — Certain Effects of the Merger”

(b)                                 Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — Recommendation of the Special Committee and our Board of Directors”

•                  “SPECIAL FACTORS — SWRG’s Reasons for the Merger”

•                  “SPECIAL FACTORS — Opinion of TM Capital Corp.”

(c)                                  Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — Recommendation of the Special Committee and our Board of Directors”

•                  “SPECIAL FACTORS — SWRG’s Reasons for the Merger”

•                  “SPECIAL FACTORS — Position of Mr. Stillman as to the Fairness of the Stillman Agreement, the Merger Agreement and the Merger”

•                  “SPECIAL FACTORS — Opinion of TM Capital Corp.”

(d)                                 Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — SWRG’s Reasons for the Merger”

•                  “SPECIAL FACTORS — Interests of SWRG’s Directors and Executive Officers in the Merger”

•                  “SPECIAL FACTORS — Relationship between SWRG’s Directors and Executive Officers in the Merger”

•                  “SPECIAL FACTORS — Certain Effects of the Merger”

•                  “SPECIAL FACTORS — Material United States Federal Income Tax Consequences”

•                  “SPECIAL FACTORS — Appraisal Rights”

•                  “SPECIAL FACTORS — Limited Guarantees of Grill Termination Fee”

•                  “THE MERGER AGREEMENT”

•                  “EXPENSES OF THE TRANSACTION”

•                  “FINANCING”

ITEM 8.                             FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014

(a)                                  Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — Recommendation of the Special Committee and our Board of Directors”

•                  “SPECIAL FACTORS — SWRG’s Reasons for the Merger”

•                  “SPECIAL FACTORS — Position of Mr. Stillman as to the Fairness of the Stillman Agreement, the Merger Agreement and the Merger”

•                  “SPECIAL FACTORS — Opinion of TM Capital Corp.”

•                  Annex B — Opinion of TM Capital Corp.

(b)                                 Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — SWRG’s Reasons for the Merger”

•                  “SPECIAL FACTORS — Position of Mr. Stillman as to the Fairness of the Stillman Agreement, the Merger Agreement and the Merger”

•                  “SPECIAL FACTORS — Opinion of TM Capital Corp.”

•                  “SPECIAL FACTORS — Certain Effects of the Merger”

•                  Annex B — Opinion of TM Capital Corp.

(c)                                  Approval of Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “THE SPECIAL MEETING — Voting; Vote Required for Approval”

•                  “THE MERGER AGREEMENT — Conditions to the Merger — Stockholder Approval”

(d)                                 Unaffiliated Representative.  The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Opinion of TM Capital Corp.” is incorporated herein by reference.

(e)                                  Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SUMMARY TERM SHEET”

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — Recommendation of the Special Committee and our Board of Directors”

•                  “SPECIAL FACTORS — SWRG’s Reasons for the Merger”

(f)                                    Other Offers.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — SWRG’s Reasons for the Merger”

•                  “SPECIAL FACTORS — Opinion of TM Capital Corp.”

ITEM 9.                             REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A Item 1015

(a)                                  Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Background of the Merger”

•                  “SPECIAL FACTORS — Opinion of TM Capital Corp.”

•                  Annex B — Opinion of TM Capital Corp.

(b)                                 Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Opinion of TM Capital Corp.” is incorporated herein by reference.

(c)                                  Availability of Documents.  The information set forth in the Proxy Statement under the caption “OTHER MATTERS — Where You Can Find More Information” is incorporated herein by reference.

ITEM 10.                      SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a)                                  Source of Funds.  The information set forth in the Proxy Statement under the caption “FINANCING” is incorporated herein by reference.

(b)                                 Conditions.  The information set forth in the Proxy Statement under the caption “FINANCING” is incorporated herein by reference.

(c)                                  Expenses.  The information set forth in the Proxy Statement under the caption “EXPENSES OF THE TRANSACTION” is incorporated herein by reference.

(d)                                 Borrowed Funds.  The information set forth in the Proxy Statement under the caption “FINANCING” is incorporated herein by reference.

ITEM 11.                      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a)                                  Securities Ownership.  The information set forth in the Proxy Statement under the following caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference:

(b)                                 Securities Transactions.  The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN SHARES OF SWRG’S COMMON STOCK” is incorporated herein by reference.

ITEM 12.                      THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(d)                                 Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING — Voting by Directors, Executive Officers and Other Filing Persons; No Recommendation by Executive Officers” is incorporated herein by reference.

(e)                                  Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Recommendation of the Special Committee and our Board of Directors”

•                  “THE SPECIAL MEETING — Voting by Directors, Executive Officers and Other Filing Persons; No Recommendation by Executive Officers”

ITEM 13.                      FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a)                                  Financial Information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “IMPORTANT INFORMATION ABOUT SWRG”

•                  “OTHER MATTERS — Where You Can Find More Information”

(b)                                 Pro Forma Information.  None. The effect of the transaction on SWRG’s balance sheet, statement of income, earnings per share ratio of earnings to fixed charges and book value per share is not material.

ITEM 14.                      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a)                                  Solicitations or Recommendations.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•                  “SPECIAL FACTORS — Opinion of TM Capital Corp.”

•                  “THE SPECIAL MEETING — Solicitation of Proxies”

(b)                                 Employees and Corporate Assets.  Not applicable.

ITEM 15.                      ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b)                                 Other Material Information.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.                      EXHIBITS.

Regulation M-A Item 1016

(a)(1)	Not applicable.

(a)(2)(i)

Preliminary copy of letter to stockholders from SWRG’s Chief Financial Officer, Treasurer and Secretary (incorporated herein by reference to the preliminary proxy statement on Schedule 14A filed by SWRG with the Securities and Exchange Commission on May 15, 2007 (the “Proxy Statement”)).

(a)(2)(ii)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by SWRG, dated May 7, 2007 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K, filed by SWRG on May 7, 2007).

(a)(5)(ii)	Equity Commitment Letter, dated May 6, 2007, between Bunker Hill Capital, L.P., Bunker Hill Capital (QP), L.P. and Grill.

(a)(5)(iii)	Equity Commitment Letter, dated May 6, 2007, between Fortunato N. Valenti, Joachim Splichal and Grill.

(b)	Commitment Letter for $70 Million Senior Secured Facility, dated May 6, 2007, between Wells Fargo Foothill, Inc., Bunker Hill Capital, L.P., Fortunato N. Valenti and Joachim B. Splichal.

(c)(1)	Presentation by TM Capital to investors, dated February 2007.

(c)(2)	Presentation to the Special Committee of the board of directors of SWRG by TM Capital, dated February 25, 2007.

(c)(3)	Fairness Opinion of TM Capital to the Special Committee of the board of directors of SWRG, dated February 25, 2007.

(c)(4)	Presentation to the Special Committee of the board of directors of SWRG by TM Capital, dated May 6, 2007.

(c)(5)	Fairness Opinion of TM Capital to the Special Committee of the board of directors of SWRG, dated May 6, 2007 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated May 6, 2007, between Grill, Merger Sub and SWRG (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)

Agreement, dated February 26, 2007, between Patina and Alan N. Stillman (the “Original Stillman Agreement”) (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by SWRG on February 28, 2007, SEC File No. 001-16505) (the “February 28 8-K”).

(d)(3)

Letter Agreement, dated April 27, 2007, amending the Original Stillman Agreement (incorporated herein by reference to Exhibit 1 to the Schedule 13D/A filed with respect to SWRG by Alan N. Stillman on May 9, 2007, SEC File No. 5-61691 (the “Stillman 13D/A”)).

(d)(4)	Letter Agreement, dated May 6, 2007, amending the Original Stillman Agreement (incorporated herein by reference to Exhibit 2 to the Stillman 13D/A).

(d)(5)	Letter Agreement, dated May 6, 2007, amending the Original Stillman Agreement (incorporated herein by reference to Exhibit 2 to the Stillman 13D/A).

(d)(6)	Voting Agreement, dated February 26, 2007, among Patina and certain holders of Common Stock of SWRG (incorporated herein by reference to Exhibit 99.2 to the February 28 8-K).

(d)(7)	Consent to and Acknowledgement of Assignment, dated April 25, 2007.

(d)(8)

Letter Agreement, dated May 6, 2007, relating to the proposed amendments to the amended and Restated Sale and License Agreement dated as of January 1, 2006, by and between St. James Associates, L.P. and SWRG (incorporated herein by reference to Exhibit 4 to the Stillman 13D/A).

(d)(10)	Limited Guarantee, dated May 6, 2007 by Bunker Hill Capital, L.P. and Bunker Hill Capital (QP), L.P. in favor of SWRG.

(d)(11)	Limited Guarantee, dated May 6, 2007 by Fortunato N. Valenti in favor of SWRG.

(d)(12)	Limited Guarantee, dated May 6, 2007 by Joachim B. Splichal in favor of SWRG

(d)(13)	Limited Guarantee, dated May 6, 2007 by Alan N. Stillman in favor of SWRG (incorporated herein by reference to Exhibit 5 to the Stillman 13D/A).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 15, 2007

THE SMITH & WOLLENSKY RESTAURANT
GROUP, INC.

By:	/s/ EUGENE ZURIFF
Name: Eugene Zuriff
Title: President

ALAN N. STILLMAN

By:	/s/ ALAN N. STILLMAN

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)

Preliminary copy of letter to stockholders from SWRG’s Chief Financial Officer, Treasurer and Secretary (incorporated herein by reference to the preliminary proxy statement on Schedule 14A filed by SWRG with the Securities and Exchange Commission on May 15, 2007 (the “Proxy Statement”)).

(a)(2)(ii)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by SWRG, dated May 7, 2007 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K, filed by SWRG on May 7, 2007).

(a)(5)(ii)	Equity Commitment Letter, dated May 6, 2007, between Bunker Hill Capital, L.P., Bunker Hill Capital (QP), L.P. and Grill.

(a)(5)(iii)	Equity Commitment Letter, dated May 6, 2007, between Fortunato N. Valenti, Joachim Splichal and Grill.

(b)	Commitment Letter for $70 Million Senior Secured Facility, dated May 6, 2007, between Wells Fargo Foothill, Inc., Bunker Hill Capital, L.P., Fortunato N. Valenti and Joachim B. Splichal.
(c)(1)	Presentation by TM Capital to investors, dated February 2007.

(c)(2)	Presentation to the Special Committee of the board of directors of SWRG by TM Capital, dated February 25, 2007.

(c)(3)	Fairness Opinion of TM Capital to the Special Committee of the board of directors of SWRG, dated February 25, 2007.

(c)(4)	Presentation to the Special Committee of the board of directors of SWRG by TM Capital, dated May 6, 2007.

(c)(5)	Fairness Opinion of TM Capital to the Special Committee of the board of directors of SWRG, dated May 6, 2007 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated May 6, 2007, between Grill, Merger Sub and SWRG (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)

Agreement, dated February 26, 2007, between Patina and Alan N. Stillman (the “Original Stillman Agreement”) (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by SWRG on February 28, 2007, SEC File No. 001-16505) (the “February 28 8-K”).

(d)(3)

Letter Agreement, dated April 27, 2007, amending the Original Stillman Agreement (incorporated herein by reference to Exhibit 1 to the Schedule 13D/A filed with respect to SWRG by Alan N. Stillman on May 9, 2007, SEC File No. 5-61691 (the “Stillman 13D/A”)).

(d)(4)	Letter Agreement, dated May 6, 2007, amending the Original Stillman Agreement (incorporated herein by reference to Exhibit 2 to the Stillman 13D/A).

(d)(5)	Letter Agreement, dated May 6, 2007, amending the Original Stillman Agreement (incorporated herein by reference to Exhibit 2 to the Stillman 13D/A).

(d)(6)	Voting Agreement, dated February 26, 2007, among Patina and certain holders of Common Stock of SWRG (incorporated herein by reference to Exhibit 99.2 to the February 28 8-K).

(d)(7)	Consent to and Acknowledgement of Assignment, dated April 25, 2007.

(d)(8)

Letter Agreement, dated May 6, 2007, relating to the proposed amendments to the amended and Restated Sale and License Agreement dated as of January 1, 2006, by and between St. James Associates, L.P. and SWRG (incorporated herein by reference to Exhibit 4 to the Stillman 13D/A).

(d)(10)	Limited Guarantee, dated May 6, 2007 by Bunker Hill Capital, L.P. and Bunker Hill Capital (QP), L.P. in favor of SWRG.

(d)(11)	Limited Guarantee, dated May 6, 2007 by Fortunato N. Valenti in favor of SWRG.

(d)(12)	Limited Guarantee, dated May 6, 2007 by Joachim B. Splichal in favor of SWRG

(d)(13)	Limited Guarantee, dated May 6, 2007 by Alan N. Stillman in favor of SWRG (incorporated herein by reference to Exhibit 5 to the Stillman 13D/A).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g)	None.